March 28, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento and Erin Jaskot

Re:	Acer Therapeutics Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 12, 2018

File No. 001-33004

Ladies and Gentlemen:

This letter is being submitted in response to comments provided by the Staff of the Division of Corporation Finance, Office of Healthcare & Insurance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 23, 2018 with respect to the above-referenced preliminary proxy statement on Schedule 14A filed by Acer Therapeutics Inc. (the “Company”). Please find the Company’s response to the Staff’s comments below. For your convenience, the Staff’s comments are shown immediately preceding the Company’s responses thereto. In addition and concurrently herewith, the Company has filed on EDGAR a revised preliminary proxy statement and proxy card including the changes discussed below made in response to the Staff’s comments.

Comparison of Shareholder Rights Before and After the Reincorporation, page 16

1.

We note your disclosure that the reincorporation will effect some changes in the rights of the company’s shareholders. For example, it appears that shareholders will be losing certain rights in the reincorporation such as the ability to take action by written consent, the ability to call meetings, the ability to remove directors without cause and the ability to choose a forum other than the Court of Chancery of the State of Delaware for certain lawsuits. In addition, it appears that the vote needed for shareholders to amend the bylaws and certain articles of the charter will be raised from a majority vote to the vote of two-thirds of the shareholders. We note your disclosure that these changes are being made because of differences between the TBOC and the DGCL and differences between the company’s charter documents before and after the reincorporation. Please revise your disclosure to clearly indicate which changes to the rights of the shareholders are being made because they are required by Delaware law and which changes the Board has decided to make. With respect

One Gateway Center, Suite 351 (300 Washington Street), Newton, Massachusetts 02458

Phone: (844) 902-6100

U.S. Securities and Exchange Commission

March 28, 2018

to the changes the Board has decided to make, please disclose the reasons that the Board has decided to make such changes. Please also revise the disclosure to make it clear in which instances the shareholders will be losing certain rights or will otherwise be negatively effected by the reincorporation.

Response:

In response to the Staff’s comment, additional disclosure has been added to new Proposal 2A (permitting shareholder action only at a duly called meeting and prohibiting action by written consent of shareholders), Proposal 2B (eliminating the ability of shareholders to call a special meeting of shareholders), Proposal 2C (providing for supermajority voting for certain amendments to the Delaware Charter), Proposal 2D (providing for supermajority voting for amendments to the Delaware Bylaws) and Proposal 2E (providing that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions). Additional disclosure has also been added to Proposal 3 (formerly Proposal 2) as well. The added disclosure indicates where the Board has decided to make the applicable change to the rights of shareholders, the reasons that the Board has decided to make such change and the effect of such change on the rights of shareholders, and also explains that none of the proposals are conditioned upon the approval of any other proposal.

2.	Please tell us how you determined that a separate vote regarding the changes in the rights of the company’s shareholders was not required. Refer to Exchange Act Rule 14a-4(a)(3).

Response:

The Company has undertaken an analysis of Rule 14a-4(a)(3), as well as reviewed guidance in the Division of Corporate Finance’s Compliance and Disclosure Interpretations regarding Rule 14a-4(a)(3) and in the Manual of Publicly Available Telephone Interpretations (Fifth Supplement, September 2004) (the “2004 Guidance”). In response to the Staff’s comment, the Company has revised the preliminary proxy statement to “unbundle” Proposal 3 (renumbered Proposal 2) into the five additional separate subproposals described in the Company’s response to Comment 1 above, each of which proposes a provision under the Delaware Charter and/or Delaware Bylaws affecting shareholder rights. Each additional proposal also contains disclosure concerning the reasons for and general effect of the proposed provision. Shareholders are instructed to cast their votes on each additional proposal separately and are provided the opportunity to do so in the revised form of proxy card filed with the preliminary proxy statement.

In accordance with Rule 14a-4(a)(3) and the 2004 Guidance, the Company respectfully submits that unbundling is not required with respect to the proposed Delaware Bylaw provision which eliminates the ability of shareholders to remove a director or the entire Board of Directors without cause. Specifically, the 2004 Guidance states:

“The application of this guidance would not require that proposed changes to bylaw provisions that are permitted by a company’s governing instrument to be amended by the Board of Directors be unbundled.”

One Gateway Center, Suite 351 (300 Washington Street), Newton, Massachusetts 02458

Phone: (844) 902-6100

U.S. Securities and Exchange Commission

March 28, 2018

The Company’s proposed Delaware Bylaw provision which eliminates the ability of shareholders to remove a director or the entire Board of Directors without cause is a change that is currently permitted to be adopted solely by the Company’s Board under the existing Texas Bylaws, without shareholder approval. Furthermore, such provision does not require shareholder approval under NASDAQ listing standards or Texas law. As a result, the Company believes the language cited above from the 2004 Guidance is directly applicable to such proposed Delaware Bylaw provision and that unbundling, therefore, is not required with respect to this provision.

3.	We note your disclosure that the information in this section is qualified in its entirety by reference to, in part, the TBOC, the Texas Charter, the Texas Bylaws and the DGCL. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.

Response:

In response to the Staff’s comment, references to the TBOC, the DGCL, the Texas Charter and the Texas Bylaws have been removed.

The Company respectfully requests the Staff’s assistance in completing the review of the revised preliminary proxy statement as soon as possible. Please let us know if we can provide any further information or assistance to facilitate your review. Please do not hesitate to call the Company’s counsel, Patty DeGaetano at (858) 509-4033 or Mike Hird at (858) 509-4024, of Pillsbury Winthrop Shaw Pittman LLP.

Sincerely,

ACER THERAPEUTICS INC.

/s/ Chris Schelling

Chris Schelling
President and Chief Executive Officer

cc: Pillsbury Winthrop Shaw Pittman LLP

One Gateway Center, Suite 351 (300 Washington Street), Newton, Massachusetts 02458

Phone: (844) 902-6100